

SE(05040921 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

LW 3/24

SEC FILE NUMBER
8-45538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Suite 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/30/05

3/25

OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB INTERNATIONAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

JGB INTERNATIONAL, INC.

Table of Contents

December 31, 2004



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of JGB International, Inc. as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

Frazier & Deeter, LLC
January 25, 2005

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

JGB INTERNATIONAL, INC.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 11,489
Total Assets	$ 11,489
Liabilities and Stockholder's Equity	
Accounts payable to affiliate	$ 106
Total liabilities	106
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additional paid-in capital	10,000
Capital repayment	(48,146)
Accumulated deficit	(471)
Total stockholder's equity	11,383
Total Liabilities and Stockholder's Equity	$ 11,489

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Operations

For the Year Ended December 31, 2004

Revenues:		
Interest income	$	41
Expenses:		
Bank charges		137
Net loss	$	(96)

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock	Paid-in Capital	Capital Repayment	Accumulated Deficit	Total
Balance at December 31, 2003	$ 50,000	$ 10,000	$ (48,146)	$ (375)	$ 11,479
Net loss	-	-	-	(96)	(96)
Balance at December 31, 2004	$ 50,000	$ 10,000	$ (48,146)	$ (471)	$ 11,383

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net Loss	$	(96)
Changes in assets and liabilities:		
Accounts payable to affiliate		(92)
Net cash used in operating activities		(188)
Cash, beginning of year		11,677
Cash, end of year	$	11,489

See notes to financial statements.

Note 3 - Transactions with related parties-continued:

whereby the affiliate agreed to provide comprehensive management services to the Company and agreed to reimburse the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company agreed to pay the affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 4 – Equity:

In connection with an ownership transfer in 2000, the Company made a distribution which represented a return of capital to the former stockholder in the amount of $48,146.

SUPPLEMENTAL INFORMATION

JGB INTERNATIONAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2004

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2004 and the calculation of net capital per the audited financial statements as of December 31, 2004 for JGB International.

See independent auditors' report.

There were no audit adjustments.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	11,383
Deduct amounts not allowable for net capital*		2,002
Total stockholder's equity qualified for net capital		9,381
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		9,381
Deductions and/or charges:		
Total nonallowable assets		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		9,381
Haircuts on securities		-
Net capital	$	9,381

* Represents amount due from a related party. As described in Note 1 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amount was not considered to be an asset of JGB International, Inc. Instead, it has been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

See independent auditors' report.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)*	$	2,108
Add:		
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,108

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	-
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,381
Excess net capital at 1500%	$	9,065
Excess net capital at 1000%	$	9,170
Percentage of aggregate indebtedness to net capital		22%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	9,381
Net audit adjustments		-
Net capital per previous page	$	9,381

* As described in Note 1 to the financial statements, a related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, the amount due from the related party was not considered to be an asset of JGB International, Inc. and was offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc. This amount represents the gross liability as of December 31, 2004.

Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by rule 17a-13; and

Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Frazier & Deeter, LLC

Frazier & Deeter, LLC
Atlanta, Georgia
January 25, 2005